

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2023

Hongtao Shi
Chief Executive Officer
Prestige Wealth Inc.
Suite 5102, 51/F
Cheung Kong Center
2 Queen's Road Central
Hong Kong

> **Re: Prestige Wealth Inc.**
> **Amendment No. 2 to Registration Statement on Form F-1**
> **Filed February 10, 2023**
> **File No. 333-267999**

Dear Hongtao Shi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 19, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed February 10, 2023

General

1. We note your response to prior comment 4. Please supplementally provide your detailed legal analysis as to whether any of the Asset Management Subsidiaries are operationally integrated with PWAI, your California entity, or otherwise have an operational nexus to the United States. In your response, please address, in detail, each of the factors raised in the *Richard Ellis SEC Staff No-Action Letter* (1981).

Risk Factors
If we were deemed to be an "investment company" under the Investment Company Act of
1940..., page 33

2.   Please revise your risk factor language here to explain the relevant sections of the 1940
        Act in plain English. In addition, clearly disclose the bases on which you claim to be
        exempt from registration and regulation under the 1940 Act.

        You may contact William Schroeder at 202-551-3294 or Michael Volley at 202-551-
3437 if you have questions regarding comments on the financial statements and related
matters. Please contact David Gessert at 202-551-2326 or Susan Block at 202-551-3210 with
any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Finance

cc: Ying Li, Esq.